BART AND ASSOCIATES, LLC
Attorneys at Law

August 19, 2014

Via SEC Edgar Submission
David Korvin, Law Clerk
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:

We note that since July 15, 2014, you have issued three news releases related to distributing chemicals that treat oil derived waste water via Marketwired. The information within these releases, which is summarized in the bullet points below, is not currently disclosed in your registration statement.

•
July 15, 2014: The first release states that your subsidiary, Allied Recycling Corp, signed an exclusive United States wholesale distribution agreement to distribute chemicals that treat oil derived waste water. It also states that the product has “undergone rigorous testing with great success and is ready to be distributed in late July 2014.” Further, the release indicates that you expect initial sales to exceed 15 barrels a day and have the goal of gross profit “in excess of $900,000;”

•
July 24, 2014: The second release states that you received your first purchase order related to your July 15 wholesale distribution agreement. This purchase order requires the delivery of a minimum of 70 barrels per week for one year, with the first delivery scheduled for July 30, 2014, and that the “revenue will range between $3,640,000 and $5,310,000 with profits between $700,000 and $1,000,000 for the duration of the purchase order;” and

•
July 30, 2014: The third release states that you shipped the first barrels from the July 24 purchase order. It also states that your supplier “is ramping up its production capability to meet the demands of our current orders” and highlights that you expect additional clients in the next few weeks.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

August 19, 2014

In your next amendment, please do the following:

•	File the July 15, 2014 wholesale distribution agreement and the July 24, 2014 purchase order, as they are both material contracts under Item 601(b)(10)(ii)(B);

•	Disclose the parties who signed the wholesale distribution agreement and the purchase order, respectively, in the registration statement;

•
Describe in detail your chemical distribution business, which will require changes throughout your prospectus, including, but not limited to, the Summary of Prospectus, Risk Factors, Use of Proceeds, Description of Business, Plan of Operations, and Management’s Discussion and Analysis, as well as your Financial Statements. We note that as currently composed, you registration statement only discusses your recycled fiberglass business and makes no mention of distributing chemicals;

•	Disclose how you have raised the capital necessary to deliver at least 70 barrels a week given that you currently have $276 in cash and no other disclosed source of funding;

•	Describe the means by which your product has “undergone rigorous testing,” disclose the date the testing starting, and expand upon how you determined the testing was a “great success;” and

•	Explain why you expect additional clients in the next few weeks and discuss how you have marketed your product towards these prospective clients.

We may have additional comments upon our review of the amended registration statement.

Answer to Comment 1:
1) The marketing agreement and purchase order have been filed as exhibits 10.8 and 10.9 to the revised disclosure statement.

2) The disclosure has been added to all relevant parts of the revised disclosure statement.

3) The business description has been added to the revised disclosure statement.  In addition, none of the proceeds from the offering will be used to finance the oil separation business, as the entire business is based on the marketing contract included as Exhibit 10.8.

4) Pursuant to the marketing agreement, Allied Recycling Corp. does not owe any payment until 5 days after payment for the barrels has been received from the customer.

5) The company has informed the Company that the owner of the product formula has used it in various wells and tested it on frack water, sludge from oil tanks and mud from wells over the last couple of years.  Every test on this formula has been successful in separating the oil from the water in two to three days depending on the material being separated.

6) The Company informed me that the product was being discussed by the formula’s owners with potential customers before the Company’s involvement. This is an exclusive U.S. wholesale distribution agreement so all contacts by our supplier have been forwarded to us. These potential customers will have product delivered during August.  The Company has every belief that these contacts and the expected success of the tests will yield additional purchase orders.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

August 19, 2014

All of the above information has been added to the revised disclosure statement.

Comment 2:  We note that your press releases include projections of both revenue and profit. When discussing your projected revenue and profit in your amended registration statement, please disclose management’s reasonable basis for its assessment. See Item 10(b) of Regulation S-K.

Answer to Comment 2:  The revised disclosure statement contains the information provided by the Company as required by Item 10(b) of Regulation S-K.

Comment 3:  Please provide us with your analysis of how your three communications via Marketwired were consistent with Section 5 of the Securities Act, including any applicable safe harbor and free writing prospectus rules. Please cite the specific authority on which you rely. We may have further comments upon review of your response.

Answer to Comment 3:  The Company has informed me that the communications via Marketwired were issued due to a requirement to provide public information regarding a material contract or event.  The Company is not selling any shares and did not offer to sell any shares using the Marketwired communications.  The company did not use any means or instruments of transportation or communication in interstate commerce or of the mails to sell any securities, or to transmit any prospectus.   I have been informed by the Company that the Marketwired communications were made only to provide disclosure of a material event.

Plan of Distribution, page 22

Comment 4: We note your response to comment five in our letter dated July 22, 2014. Please supplementally explain the noted provision of exhibit 10.7.

Answer to Comment 4:  The Company has informed me that the provision in exhibit 10.7 was initially intended to assist Allied Recycling Corp. obtain financing, but has since been cancelled and ARC is not acting in any capacity related to raising capital for Allied Recycling Corp.

Description of our Business, page 27

Products, page 28

Comment 5: We note your revised disclosure in response to comment 6 in our letter dated July 22, 2014. Please disclose how you determined that the time from manufacturing to market for each of your non-structural products will be approximately ninety days.

Answer to Comment 5:  The requested language has been added to the Products section of the revised prospectus.

Comment 6: Please include in the prospectus your response to comment 9 in our letter dated July 22, 2014.

Answer to Comment 6:  The response has been included in the revised prospectus.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

August 19, 2014

Management’s Discussion and Analysis of Plan and Operation, page 33

Comment 7: We note your response to comment three in our letter dated July 22, 2014; however, pages 27, 33 and 44 of your prospectus still refer to FINRA approval.

Answer to Comment 7:  All references to FINRA approval of the name change have been removed.

Continuing Plan of Operation (0-12 months), page 35

Comment 8: Please explain why your milestones table indicates that you will need to raise $1,074,000, but in the preceding paragraph you disclose that you will require $750,000 to implement your plan of operations. Additionally, we note that the sum of the milestones in your table equals $1,171,500.

Answer to Comment 8:  The revised disclosure has been modified to more accurately describe the amount needed, as provided by the Company.

Comment 9: Please add the milestones, with the needed capital, for your chemical distribution business, in your next filing.

Answer to Comment 9:  The milestones and needed capital have been added to the revised disclosure statement, as provided by the Company.

Comment 10: In your milestone table, you disclose that you will need $500,000 for capital commitment with a concrete manufacturer and $500,000 for an expected JV capital commitment. As these two capital commitments appear to constitute the bulk of your required capital, please expand upon these two allocations, such as explaining how you determined each commitment will require $500,000.

Answer to Comment 10: The revised disclosure includes a footnote to more accurately describe the costs listed, as have been provided by the Company.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com